Filed by Entegra Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Entegra Financial Corp.

(Commission File No. 001-35302)

ENTEGRA FINANCIAL CORP. Fourth Quarter 2018 Earnings Call January 25, 2019

The discussions included in this document may contain “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 , including Section 21 E of the Securities Exchange Act of 1934 , as amended, and Section 27 A of the Securities Act of 1933 , as amended . Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the anticipated results or other expectations expressed in the forward - looking statements . For the purposes of these discussions, any statements that are not statements of historical fact may be deemed to be “forward - looking statements . ” Such statements are often characterized by the use of qualifying words such as “expects,” “anticipates,” “believes,” “estimates,” “plans,” “projects,” or other statements concerning opinions or judgments of the Company and its management about future events . The accuracy of such forward - looking statements could be affected by factors including, but not limited to, the financial success or changing conditions or strategies of the Company’s customers or vendors, fluctuations in interest rates, actions of government regulators, the availability of capital and personnel or general economic conditions . These forward - looking statements express management’s current expectations, plans or forecasts of future events, results and conditions, including financial and other estimates . Additional factors that could cause actual results to differ materially from those anticipated by forward - looking statements are discussed in the Company’s filings with the Securities and Exchange Commission, including without limitation its annual report on Form 10 - K, quarterly reports on Form 10 - Q and current reports on Form 8 - K . Forward - looking statements speak only as of the date they are made, and the Company undertakes no obligation to revise or update these statements following the date of this presentation, except as required by law . Forward - Looking Statements 2

Statements included in this presentation include non - GAAP financial measures and should be read along with the accompanying tables in Appendix A, which provide a reconciliation of non - GAAP financial measures to GAAP financial measures . This presentation and the accompanying tables in Appendix A discuss financial measures, such as adjusted noninterest expense, adjusted net income, adjusted diluted earnings per share, adjusted return on average assets, adjusted return on tangible average equity, adjusted efficiency ratio, tangible common equity, tangible assets and tangible book value per share, which are all non - GAAP measures . We believe that such non - GAAP measures are useful because they enhance the ability of investors and management to evaluate and compare the Company’s operating results from period to period in a meaningful manner . Non - GAAP measures should not be considered as an alternative to any measure of performance as promulgated under GAAP, nor are they necessarily comparable to non - GAAP performance measures that may be presented by other companies . Investors should consider the Company’s performance and financial condition as reported under GAAP and all other relevant information when assessing the performance or financial condition of the Company . Non - GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the Company’s results or financial condition as reported under GAAP . All financial numbers included in this presentation are shown in thousands ( 000 ’s) unless otherwise noted, excluding per share data and percentages . All interim numbers are unaudited . Non - GAAP / Financial Basis 3

Proposed Merger Strong ROE 4

Strategic Plan Summary Strong ROE 5 Rural Deposits Relationship Banking in High Growth Markets SBA / Mortgage Business Strategic M&A Proper Capital Usage Strong ROE

Q4 2018 Highlights 6 * Adjusted is a Non - GAAP financial measure that excludes the impact of investment gains and losses, equity securities gains and losses, investment impairment, merger - related expenses, goodwill impairment, and the impact of re - valuing deferred income taxes to 21%. GAAP Adjusted GAAP Adjusted GAAP Adjusted Net income (loss) 3,723$ 4,157$ (3,294)$ 3,543$ -213.0% 17.3% Net interest income 12,330$ N/A 12,682$ N/A -2.8% N/A Net interest margin (tax equivalent) 3.29% N/A 3.61% N/A -8.9% N/A Return on average assets 0.91% 1.01% -0.83% 0.93% -209.6% 8.6% Return on average equity 9.40% 12.71% -8.59% 11.25% -209.4% 13.0% Efficiency ratio 65.75% 63.20% 81.26% 61.18% -19.1% 3.3% Diluted earnings per share 0.54$ 0.60$ (0.48)$ 0.52$ -212.5% 15.4% For the Three Months Ended December 31, (Dollars in thousands, except per share data) 2018 2017 Change (%)

7

Earnings Trends

ADJUSTED ROA


1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
0.48%
0.57%
0.52%
0.77%
0.56%
0.66%
0.71%
0.89%
0.96%
0.91%
0.84%
1.01%
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018

ADJUSTED ROTE


14.00%
12.00%
10.00%
8.00%
6.00%
4.00%
2.00%
0.00%
3.75%
5.05%
4.57%
7.32%
5.82%
7.06%
7.62%
10.22%
12.32%
11.68%
10.71%
12.71%
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018

ADJUSTED EFFICIENCY


80.00%
75.00%
70.00%
65.00%
60.00%
55.00%
50.00%
77.92%
73.12%
73.93%
68.74%
72.93%
70.39%
66.29%
61.80%
64.34%
65.15%
67.15%
63.21%
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018

ADJUSTED EPS


0.70
0.60
0.50
0.40
0.30
0.20
0.10
-
0.19
0.25
0.24
0.37
0.29
0.35
0.38
0.51
0.55
0.53
0.50
0.60
Q1 2016
Q2 2016
Q3 2016
Q4 2016
Q1 2017
Q2 2017
Q3 2017
Q4 2017
Q1 2018
Q2 2018
Q3 2018
Q4 2018

Yield Curve Flattening 8

Net Interest Income 9 24,463 25,872 27,421 34,488 42,845 49,325 3.42% 3.32% 3.11% 3.28% 3.39% 3.35% 2.95% 3.00% 3.05% 3.10% 3.15% 3.20% 3.25% 3.30% 3.35% 3.40% 3.45% - 10,000 20,000 30,000 40,000 50,000 60,000 2013 2014 2015 2016 2017 2018 N e t I n t M a r g i n ( % ) N e t I n t I n c o m e ( $ ) Net Int Income Margin

Margin Drivers 10 2.94% 4.78% 0.47% 1.47% 2.79% 4.85% 0.61% 1.67% 3.17% 4.77% 0.75% 2.00% 3.34% 4.88% 0.83% 2.36% 0.00% 1.00% 2.00% 3.00% 4.00% 5.00% 6.00% Investments Taxable Loans Deposits Advances Q1 Q2 Q3 Q4

Noninterest Income 11 0 50 100 150 200 250 300 350 400 450 500 Servicing income Mortgage banking Gain on SBA sales Deposit service charges Interchange income BOLI Other Q1 2018 Q2 2018 Q3 2018 Q4 2018

Noninterest Expense 12 - 1,000 2,000 3,000 4,000 5,000 6,000 7,000 Compensation & benefits Occupancy FDIC insurance Professional & advisory Data processing Marketing & advertising Other Q1 2018 Q2 2018 Q3 2018 Q4 2018

Asset Quality Dashboard 13 Dec, 2015 Mar, 2016 June, 2016 Sept, 2016 Dec, 2016 Mar, 2017 Jun, 2017 Sept, 2017 Dec, 2017 Mar, 2018 June, 2018 Sept, 2018 Dec, 2018 Classifed Loans 2.80% 3.00% 3.05% 1.89% 1.75% 1.75% 1.64% 1.37% 1.03% 0.91% 0.98% 0.84% 0.85% Impaired Loans 2.80% 2.74% 2.59% 2.10% 1.92% 1.86% 1.69% 1.54% 1.16% 1.17% 1.13% 1.08% 1.01% Delinquent Loans 1.98% 2.05% 2.68% 1.85% 1.86% 2.31% 1.23% 1.22% 1.16% 1.03% 0.87% 0.88% 1.07% Nonperforming Assets 1.23% 1.37% 1.24% 1.00% 0.79% 0.86% 0.64% 0.57% 0.47% 0.44% 0.45% 0.43% 0.45% Nonperforming Loans 1.17% 1.42% 1.31% 1.03% 0.81% 1.02% 0.83% 0.69% 0.48% 0.42% 0.43% 0.40% 0.45% 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% 3.50%

Organic Loan Growth 14 7.95% 18.72% 11.25% 14.26% 12.14% 6.38% 6.02% 3.02% 0.00% 2.00% 4.00% 6.00% 8.00% 10.00% 12.00% 14.00% 16.00% 18.00% 20.00% Mar, 2017 Jun, 2017 Sep, 2017 Dec, 2017 Mar, 2018 Jun, 2018 Sep, 2018 Dec, 2018

Organic Deposit Growth 15 3.42% 4.34% - 2.30% - 2.91% - 2.18% - 5.14% 9.63% 3.59% -6.00% -4.00% -2.00% 0.00% 2.00% 4.00% 6.00% 8.00% 10.00% 12.00% Mar, 2017 Jun, 2017 Sep, 2017 Dec, 2017 Mar, 2018 Jun, 2018 Sep, 2018 Dec, 2018

Deposit Beta’s 16 0% - 12% 0% 0% 0% - 8% - 4% - 8% 0% - 8% 16% 55% 59% 32% -20% -10% 0% 10% 20% 30% 40% 50% 60% 70% 0.00% 0.10% 0.20% 0.30% 0.40% 0.50% 0.60% 0.70% 0.80% 0.90% Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Cost of Total Deposits Beta

Capital Ratios 17 7.93% 7.75% 7.93% 7.86% 8.41% 8.79% 8.99% 9.05% 9.14% 9.42% 7.00% 7.50% 8.00% 8.50% 9.00% 9.50% 10.00% Dec, 2017 Mar, 2018 Jun, 2018 Sep, 2018 Dec, 2018 TCE Ratio Leverage Ratio

Disclosures About Forward-Looking Statements

The discussions included in this document may contain “forward-looking statements.” For the purposes of these discussions, any statements that are not statements of historical fact may be deemed to be “forward-looking statements.” Such statements are oftencharacterized by the use of qualifying words such as “expects,” “anticipates,” “believes,” “estimates,” “plans,” “projects,” “will,” “should,” or other statements concerning opinions or judgments of the Company and its management about future events. Suchforward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated and may adversely affect our results of operations and financial condition. The accuracy ofsuch forward-looking statements could be affected by factors including, but not limited to: the possibility that the merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing arenot received, satisfied or waived on a timely basis or at all; the risk that the required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that cause the parties to abandon the merger; the timing to consummatethe merger; the risk that the benefits and cost synergies from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetarypolicy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which SmartFinancial and Entegra operate; the ability to promptly and effectively integrate the businesses of SmartFinancial and Entegra;disruption from the merger making it more difficult to maintain relationships with customers, vendors and employees; the reaction of the companies’ customers, employees and counterparties to the transaction; the diversion of management time on merger-relatedissues; the Company’s ability to implement aspects of its growth strategy; the financial success or changing conditions or strategies of the Company’s customers or vendors; the Company’s ability to compete effectively against other financial institutions inits banking markets; fluctuations in interest rates; actions of government regulators; the availability of capital and personnel; and general economic and market conditions. These forward-looking statements express management’s current expectations, plansor forecasts of future events, results of operation and financial condition. Additional factors that could cause actual results to differ materially from those anticipated by forward-looking statements are discussed in the Company’s reports filed with or furnishedto the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website, including without limitation its annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. These forward-looking statements speak onlyas of the date of this press release, and the Company undertakes no obligation to revise or update these statements following the date of this press release, except as required by applicable law.

Important information for Shareholders

This document shall not constitute an offer to sell, the solicitation of an offer to sell, or the solicitation of an offer to buy any securities or the solicitation of any vote or approval of the SmartFinancial, Inc. (“SmartFinancial”, “SMBK”) or Entegra FinancialCorporation (“Entegra”, “ENFC”) shareholders, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.In connection with the proposed transaction, SmartFinancial will file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which will contain the joint proxy statement of Entegra and a prospectus of SmartFinancial.Shareholders of Entegra and SmartFinancial are encouraged to read the registration statement, including the joint proxy statement/prospectus that will be part of the registration statement, because it will contain important information about the proposed transaction,Entegra, and SmartFinancial. After the registration statement is filed with the SEC, the joint proxy statement/prospectus and other relevant documents will be mailed to Entegra and SmartFinancial shareholders and will be available for free on the SEC’s website(www.sec.gov).

The joint proxy statement/prospectus will also be made available for free by contacting Ron Gorcynski, SmartFinancial’s Chief Administrative Officer, at (865) 437-5724 or David Bright, the Chief Financial Officer of Entegra, at (828) 524-7000. No offer of securitiesshall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

Participants in the Solicitation

SmartFinancial, Entegra and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Entegra shareholders in connection with the proposed transaction under the rules of the SEC. Informationabout the directors and executiveofficers of SmartFinancial may be found in the definitive proxy statement of SmartFinancial filed with the SEC by SmartFinancial on January 16, 2019. This definitive proxy statement can be obtained free of charge from the sourcesindicated above. Information about the directors and executive officers of Entegra will be included in the proxy statement/prospectus when filed with the SEC. Additional information regarding the interests of these participants will also be included in theproxy statement/prospectus regarding the proposed transaction when it becomes available.